CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF                       Toll Free 1.800.667.1870                                            www.canalaska.com

FOR IMMEDIATE RELEASE

      NEWS RELEASE

CanAlaska Updates Winter Uranium Exploration Program

Vancouver, BC – March 28, 2006    CanAlaska Ventures Ltd. (the “Company”) is pleased to announce the following highlights of its winter uranium exploration program:

West McArthur

Since February, the Company has been drill-testing the eastern uranium targets on the West McArthur property~~.~~  .  The Company is very pleased with the program, although progress has been hampered by warmer than usual weather and corresponding site access problems.  To-date, three holes have been completed on two targets and a further hole is underway.  Drilling continues with two rigs on-site.  All holes have intersected the basement unconformity within the expected range of 820 to 830 metres depth.  There is variable alteration in core at and below the unconformity in two of the holes, with anomalous radiation levels as defined by portable scintillometer.  The Company is still awaiting delivery of its down-hole logging equipment, which was delayed at the manufacturer.  There are no assay results to report at this stage.

Waterbury

Drilling has also commenced on the Waterbury Project, currently under option to Northwestern Minerals Ventures.  The Company had previously completed ground geophysical surveys over airborne geophysical anomalies east of the Cigar Lake mine.   The more significant of these targets are planned for drill testing.  A series of holes are planned to evaluate unconformity-related uranium targets at depths of less than 250  metres.

Key Lake

An airborne electromagnetic (EM) and magnetic (Mag) survey has commenced over the Key Lake property, currently under option to International Arimex Resources.  The survey is being conducted by Geotech Ltd. utilizing its helicopter-borne VTEM system and covers 870 line-kilometers.  Geophysical data from the survey will be further refined utilizing computer modeling to assist in target delineation.

Lake Athabasca

Survey crews re-established grids over the Stewart Island uranium showings in February and are in the process of carrying out geophysical surveys to detail drill targets.  Ice conditions are expected to limit further work, but summer drilling is now being contemplated.

The Qualified Person for this news release is Mr. Peter Dasler, P.Geo.

News Release

March 28, 2006

ATHABASCA BASIN
Cigar Lake Mine
McArthur River Mine
Millenium Deposit
Key Lake Mine
1
2
3
LOCATIONS
1 Waterbury
2 West McArthur
3 Key Lake
0 10 20 30 40 Kilometers

ATHABASCA BASIN

Athabasca Basin Edge
CanAlaska Projects
Other Dispositions

CanAlaska Uranium Projects in the South-Eastern Athabasca Basin

Total CanAlaska Claims in the Athabasca Basin:
834,622 hectares (2,061,516 acres)

Map Drafted by Brian King, CanAlaska Ventures Ltd. March, 2006.
Copyright (c) 2006 CanAlaska Ventures Ltd. All Rights Reserved.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in Canada’s Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties is now being drill-tested.

Investor Contact: Emil Fung: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President & CEO

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 28, 2006